UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file numbers 1-13796 and 333-117248.
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Gray Television, Inc.
Capital Accumulation Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Gray Television, Inc.
4370 Peachtree Rd. NE
Atlanta, Georgia 30319

GRAY TELEVISION, INC.
FORM 11-K
REQUIRED INFORMATION

(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedule thereto of the Gray Television, Inc. Capital Accumulation Plan as required by Form 11-K, together with the report thereon of McGladrey & Pullen, LLP, independent auditors, dated June 25, 2008.
(b)	Exhibit. Consent of McGladrey & Pullen, LLP dated June 25, 2008 being filed as an exhibit to this report.
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAY TELEVISION, INC. CAPITAL ACCUMULATION PLAN
Date: June 25, 2008	By:	/S/ James C. Ryan
James C. Ryan
Gray Television, Inc. Chief Financial Officer

GRAY TELEVISION, INC.
FORM 11-K
EXHIBIT INDEX

Exhibit		Page
Number	Exhibit	Number
23.1	Consent of McGladrey & Pullen, LLP to incorporation of its report by reference in Gray Television, Inc. Registration Statement on Form S-8, No. 333-143493, No. 333-15711 and No. 333-117248	11

Gray Television, Inc.
Capital Accumulation Plan
Financial Statements and
Supplemental Schedule
December 31, 2007

Gray Television, Inc. Capital Accumulation Plan
Index
December 31, 2007 and 2006

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10
EX-23.1 CONSENT OF MCGLADREY & PULLEN, LLP
Additional schedules required under the Employee Retirement Income Security Act of 1974, other than the Schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Gray Television, Inc. Capital Accumulation Plan
Albany, Georgia
We have audited the accompanying statements of net assets available for benefits of Gray Television, Inc. (the “Company”) Capital Accumulation Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gray Television, Inc. Capital Accumulation Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP
Orlando, Florida
June 25, 2008

Gray Television, Inc. Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets

Investments:
Participant-directed
Mutual funds	$48,878,436	$45,075,971
Participant loans	850,736	684,507
Self directed brokerage account	812,263	807,494
Unallocated account	65,549	147,493

Total participant directed	50,606,984	46,715,465

Nonparticipant-directed
Investment in Gray Television, Inc. Common Stock Fund- Class A shares of Gray Television, Inc. Class A Common stock allocated to participants	118,764	121,882

Investment in Gray Television, Inc. Common Stock Fund Shares of Gray Television, Inc. common stock allocated to participants	7,575,529	5,811,809

Investment in Triple Crown Media, Inc. Common Stock Fund Shares of Triple Crown Media, Inc. common stock allocated to participants	205,307	377,686

Total nonparticipant directed	7,899,600	6,311,377

Total investments	58,506,584	53,026,842

Receivables
Employer contributions	673,338	796,947
Other	26,963	24,200

Total receivables	700,301	821,147

Total assets	59,206,885	53,847,989

Liabilities
Excess Contributions	—	66,882

Total liabilities	—	66,882

Net assets available for benefits	$59,206,885	$53,781,107

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$726,574
Interest and dividends	4,418,217

Total investment income	5,144,791

Contributions:
Rollover	71,112
Participant	4,493,408
Employer — matching	1,691,697
Employer — voluntary	673,339

Total contributions	6,929,556

Total additions	12,074,347

Deductions from net assets attributed to:
Benefits paid to participants	6,642,316
Administrative expenses	6,253

Total deductions	6,648,569

Net increase	5,425,778

Net assets available for benefits, beginning of year	53,781,107

Net assets available for benefits, end of year	$59,206,885

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the Gray Television, Inc. Capital Accumulation Plan (the “Plan”) provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Television, Inc. (or the “Company”), and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of Gray Television, Inc. and its subsidiaries and affiliates that adopt the Plan. Employees who have completed one year of service as defined in the Plan document may become a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company (or the “Employer”) is the Plan’s sponsor and Plan administrator. Reliance Trust Company (“Reliance”) is the Plan’s trustee and custodian. Effective December 9, 2006, the Plan’s recordkeeper changed from Metropolitan Life Insurance Company (“Metlife”) to Great West Retirement Services.
Contributions
The Plan allows participants to make contributions up to a maximum of 16 percent of their compensation on a before-tax basis. Participants may change their deferral options quarterly. Participants who have attained age 50 before the end of the Plan Year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.
Participants’ contributions on a before-tax basis are limited by the Internal Revenue Code Section 402(c) (5) to $15,500 in 2007. In addition, total annual additions to all individual participant accounts shall not exceed the lesser of $45,000 or 100 percent of a participant’s annual compensation. Contributions by highly compensated employees are subject to additional restrictions.
The Employer shall contribute to the Plan a matching percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of Plan participants not to exceed 6 percent of eligible compensation as defined in the Plan document. The matching percentage was 50 percent for the year ended December 31, 2007. Additionally, the employer may elect to make a voluntary contribution to each active participant account based on the respective participant’s eligible compensation during the year. The voluntary contribution was equal to one percent of eligible compensation for the year ended December 31, 2007. The Employer’s contributions are made in shares of Gray Television, Inc. common stock.
Investment Options
Participants may direct their contributions, employer contributions, and any related earnings into various investment options sponsored by the Plan. The Plan currently offers fourteen mutual funds and one guaranteed investment account as investments options for participants. Participants may change their investment elections daily. Prior to 2007, participants could not direct the investment of employer matching contributions made in stock until the participants were vested in their accounts. Beginning on January 1, 2007, this limitation on investing matching contributions made in stock was removed and each participant may now immediately direct (by phone or through the internet) the investment of his entire account balance.
Participant Accounts
Each Participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
1. Description of Plan (Continued)
Vesting
Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Employer contributions and earnings thereon become 100 percent vested after the participant completes three years of service as defined in the Plan document. Upon termination of employment the nonvested portion of a participants account is forfeited. Forfeitures are used to reduce future Employer contributions. As of December 31, 2007 and 2006, the Company has $65,549 and $147,493 respectively of forfeitures available for use. Also in 2007, employer contributions were reduced by $147,954 from forfeited nonvested accounts.
Payment of Benefits
Upon retirement, death, disability, or termination of employment, a participant, or designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of a single lump-sum cash payment or a direct rollover to another retirement plan.
Participant Loans
Participants may receive a loan from their account subject to the adoption of a written loan agreement and approval of the participant’s application. The maximum loan amount is the lesser of $50,000 or one-half of a participant’s vested account balance, with a minimum loan amount of $1,000. Loans are payable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a home loan in which case the repayment period may be longer. The interest rate is determined by the Plan’s Recordkeeper based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus one percent. The interest rates on outstanding participant loans as of December 31, 2007 ranged from 5.0 percent to 9.5 percent.
2. Accounting Policies
Basis of Accounting
The Plan’s financial statements are presented on the accrual basis of accounting.
Contributions
Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provision of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis. The number of shares of Gray Television, Inc. common stock contributed to the Plan by the Employer is determined using the most recent closing price per share on the contribution date as reported on the New York Stock Exchange.
Payments of Benefits
Benefits are recorded when paid.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of Gray Television, Inc. common stock are valued on the basis of the closing price per share on each business day as reported on the New York Stock Exchange, or if no sales were made that date, at the closing price on the next preceding day on which sales were made. Shares of mutual funds are valued at the reported net asset value of the mutual fund each business day. Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis. Realized gains and loses on sales of investments are determined on the basis of average cost.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
2. Accounting Policies (Continued)
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Administrative Expenses
The Employer pays all administrative expenses of the Plan except for certain contract administrative and trustee fees. Such charges not paid by the Employer are applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Administrative expenses paid by the Employer are not included in the financial statements of the Plan.
Reclassifications
Certain amounts on the 2006 statement of net assets available for benefits have been reclassified to conform to the 2007 presentation with no effect on net assets available for benefits or changes in net assets for the year ended 2007.
New Accounting Pronouncements
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact on the financial statements, but does not believe the adoption of SFAS 157 will have a material impact on the financial statements.
3. Investments
The Plan has a general investment contract with MetLife (“Guaranteed Investment Account”). MetLife maintains the Plan’s deposits in an unallocated fund, to which it adds interest at the contract rate, which was 3.55% and 3.35% as of December 31, 2007 and 2006, respectively. Deposits into this contract are guaranteed the contract minimum rate of return. The weighted average interest rate earned for the year ended December 31, 2007 was 2.69%. Contract value, as reported to the Plan by MetLife, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The guaranteed investment account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. Since the plan cannot withdraw money until maturity; the contract is considered not fully benefit-responsive.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
3. Investments (Continued)
The fair values of investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006
Participant directed:
Mutual Funds:
American Funds American Balanced Fund	$4,294,199	$4,585,505
American Funds Growth Fund of America Fund	4,472,040	3,901,182
American Century Strategic Allocation Conservative Advisor Class	12,415,351	12,089,310
American Century Strategic Allocation Aggressive Advisor Class	6,186,567	5,461,655
American Century Strategic Allocation Moderate Advisor Class	4,429,842	4,137,676
American Funds Europacific Growth Fund	4,245,357	3,575,723
Metlife Stable Value Pooled GIC	3,300,870	2,766,709
Other	10,412,022	9,513,198
Participants Loans With Interest Rates Ranging From 5.0% - 9.5%	850,736	684,507

Total Participant Directed	50,606,984	46,715,465

Nonparticipant directed:
Common Stock (held in the Gray Television, Inc. Common Stock Fund)	7,575,529	5,811,809
Other	324,071	499,568

Total Nonparticipant directed	7,899,600	6,311,377

	$58,506,584	$53,026,842

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
4. Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service, dated November 29, 2006, regarding the Plan’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code.
The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
5. Transactions with Parties-In-Interest
Certain Plan investments are managed by Reliance Trust. Reliance Trust is the trustee of the Plan and therefore these transactions qualify as party-in-interest transactions. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Employer, also qualify as party-in-interest transactions.
6. Plan Termination
The Plan may be terminated or amended by the Board at any time, provided, however, that no such amendment shall make it possible for any part of the corpus or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits. In the first quarter 2008, the Plan’s investments depreciated by approximately $5.5 million due to volatility in the market.
8. Plan Amendment and Merger
Effective March 3, 2006, the Employer acquired Michiana Telecasting Corp. (“Michiana”). The Plan was amended to provide past service credit to the former Michiana employees and to provide for participation in the Plan for those employees who meet the eligibility requirements. Effective November 9, 2006, the Plan was amended to reflect the merger of the Retirement Accumulation Plan for Employees of Michiana Telecasting Corp. The vested portion of a Michiana participants account balance or transferred account balance is the greater of the vested percentage as determined under the Retirement Accumulation Plan for Employees of Michiana Telecasting Corp. as of November 8, 2006 or the vested percentage under this Plan. The transfer of approximately $9.4 million was completed on November 21, 2006.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
9. Reconciliation of Financial Statements to Form 5500
The following table presents a reconciliation of net assets available for benefits per these financial statements at December 31, 2007 and 2006 to the Form 5500:

	2007	2006
Net assets available for benefits per the financial Statements	$59,206,885	$53,781,107
Current year employer contributions receivable	(673,338)	(796,947)
Other, per the financial statements	(26,963)	(24,200)
Excess contributions, per financial statement	—	66,882
Net assets per the Form 5500	$58,506,584	$53,026,842

The following table presents a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2007 per these financial statement and net income per the Form 5500:

Change in net assets available for benefits per the financial statements	$5,425,778
Current year employer contributions receivable	(673,338)
Current year dividend receivable	(26,963)
Prior year dividend receivable	24,200
Prior year excess contributions	(66,882)
Prior year employer contributions receivable	796,947
Prior year adjustment from fair value to contract value for fully benefit responsive investment contracts	(76,375)

Net income per the Form 5500	$5,403,367

Gray Television, Inc. Capital Accumulation Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

Description of Investment Shares	Cost	Fair Value
Held in custody by Reliance Trust Company *
Alger Mid Cap Growth Ins Fund	#	$1,580,473
American Century Strategic Allocation Aggressive Advisor Class	#	6,186,567
American Century Strategic Allocation Moderate Advisor Class	#	4,429,842
American Century Strategic Allocation Conservative Advisor Class	#	12,415,351
American Funds American Balanced Fund	#	4,294,199
American Funds Europacific Growth Fund	#	4,245,357
American Funds Growth Fund of America Fund	#	4,472,040
American Funds Investment Company of America Fund	#	2,543,702
Blackrock Govt Income Fund	#	805,951
Blackrock Small Midcap Growth Portfolio	#	636,870
Henssler Equity Fund	#	97,058
JP Morgan Mid Cap Value Fund	#	906,059
Lord Abbett Small Cap Value Fund	#	2,619,029
Met Series Stock Index Fund Class II	#	345,068
MetLife Stable Value Pooled GIC 4th Quarter 2002	#	3,300,870
Unallocated Fund		65,549
Gray Television, Inc. *
Common Stock — Class A	#	118,764
Common Stock Common Stock Fund	#	7,575,529
Triple Crown Media Common Stock Fund	#	205,307
Self Directed Brokerage Acct	#	812,263

Total held in custody by Reliance Trust Company*		57,655,848

Participant Loans (rates of interest lowest — 5.0%, Highest — 9.5%)*	#	850,736

		$58,506,584

*	Indicates a party-in-interest.

#	Not applicable for participant directed investments.